Filed by USX Corporation
                            Pursuant to Rule 425 under the Securites Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - U. S. Steel presentation to the Global Metals, Mining & Steel Conference given by Robert M. Hernandez on May 8, 2001.

[Slide 2] - Mr. Paul J. Wilhelm - Vice Chairman of USX Corporation & President of U. S. Steel Group
February 5, 1942 to April 27, 2001
"Paul Wilhelm was a people-oriented and visionary leader of U. S. Steel. He was a man full of life. We will miss him more than we can say." - Thomas J. Usher - USX Chairman

[Slide 3] - U. S. Steel Group - A unit of USX Corporation [picture]

[Slide 4] - USX Corporate Structure - USX Corporation is made up of the U. S. Steel Group and the Marathon Group.

[Slide 5] - USX Reorganization Plan subject to shareholder approval
- April 24th: USX Board of Directors authorized management to proceed with reorganization plans that would separate its steel & energy business - creating two independent companies
- Each keeps approximately the same assets & liabilities as now except for a $900 million value transfer from Marathon to U. S. Steel
-    Management teams & site locations are expected to remain the same
-    Shareholders will vote in the 4th quarter of this year
-    No further details are available at this time

[Slide 6] - J. P. Morgan - U. S. Steel Incorporated February 25, 1901

[Slide 7] - Today, U. S. Steel is the [picture] 9th largest global steel producer & the largest North America integrated steel producer

[Slide 8] - U. S. Steel is fully-integrated
Raw Materials -> Finished Products [picture]

[Slide 9] - Raw Materials Businesses
-    Minntac Iron Ore Facility
-    Gary Works Coke Facility
-    Clairton Coke Facility
-    Pinnacle Coal Operations
-    Oak Grove Operations

[Slide 10] - Producing & Finishing Facilities
-    Gary Works
-    Mon Valley Works
-    Fairless Works
-    Fairfield Works

[Slide 11] - Tubular Operations
-    Lorain, Ohio
-    McKeesport, Pennsylvania
-    Fairfield, Alabama

[Slide 12] - Plate Operations
-    Gary Works

[Slide 13] - Tin Operations
-    USS/Posco Industries
-    Gary Works
-    East Chicago
-    Fairless Works

[Slide 14] - Other Major Steel Business Activities
-    USS/Posco Industries
-    Worthington Steel Processing
-    Feralloy Processing Company
-    Pro-Tec Coating Company
-    Double Eagle Coating Company
-    Olympic Laser Processing

[Slide 15] - Transportation - Transtar, Inc.
     [pictures of the railroads]
-    Elgin, Joliet & Eastern Railway
-    Birmingham Southern RR
-    Warrior & Gulf Navigation
-    Mobile River Terminal
-    Union Railroad
-    McKeesport Connecting RR

[Slide 16] - 2000 Shipments by products
-    70% Sheet Products
-    10% Tubular
-    8% Plate
-    6% Tin
-    6% Non-Prime

[Slide 17] - Shipments (Millions of Net Tons)
-    1995 - 11.4
-    1996 - 11.4
-    1997 - 11.6
-    1998 - 10.7
-    1999 - 10.6
-    2000 - 11.1 (including .3 from USSK and 10.8 Domestic)

[Slide 18] - Net Income (in millions)
-    1990 - $310
-    1991 - ($507)
-    1992 - ($1606)
-    1993 - ($238)
-    1994 - $201
-    1995 - $301
-    1996 - $273
-    1997 - $452
-    1998 - $364
-    1999 - $44
-    2000 - ($21)
-    1Q 2001 - $9

[Slide 19] - Domestic Steel Prices at 20-Year Lows
Hot Roll Price Trend at 4th Quarter 2000 Averaged $243/Ton
Source: Purchasing Magazine

[Slide 20] - Domestic Steel Prices at 20-Year Lows
Cold Roll Price Trend at 4th Quarter 2000 Averaged $358/Ton
Source: Purchasing Magazine

[Slide 21] - Domestic Steel Prices at 20-Year Lows
Hot Dipped Galvanized Price Trend at 4th Quarter 2000 Averaged $392/Ton
Source: Purchasing Magazine

[Slide 22] - Dividend Yield Comparison as of April 30, 2001
- On April 24th, a dividend of 10 cents per share on U. S. Steel Group Common Stock was announced, a decrease of 15 cents per share
-    U. S. Steel         2.2%
-    AK Steel            1.9%
-    Nucor               1.3%
-    Bethlehem Steel     0%
-    National Steel      0%
-    LTV                 0%
-    S&P Average         1.4%

[Slide 23] - Other Key Financial Facts - Our Pension Plan is Fully-Funded

[Slide 24] - Other Key Financial Facts - VEBA Benefits
  -    Voluntary Employee Benefit Association
       o Dedicated Trust to secure payment of heath care & life insurance benefits for our Union Retirees
  - We made a $500 million tax-deductible contribution to VEBA in December 2000
       o    Earned us the right to pay benefits from the VEBA Assets

[Slide 25] - How Does a 21st Century Steel Company compete in a dynamic Global Arena?

[Slide 26] - Customer Globalization
-    1990 US Manufacturers move to Mexico
-    Customers also moving to South America, Southeast Asia and Central Europe
-    Opportunity for Substantial Growth
-    Lower cost of Manufacturing and Facility Construction
-    Better Economic Returns

[Slide 27] - USS Globalization Strategy


[Slide 28] - U. S. Steel Globalization Strategy
-    Support Domestic Customers Abroad
       o    Economic Efficiencies
       o    Global Growth
       o    Better Financial Returns

[Slide 29] - U. S. Steel Globalization Strategy
-    Broaden Customer Base
-    Target Emerging Markets
       o    Value-Added Consumer Goods
-    Ensure Favorable Returns for Shareholders

[Slide 30] - A Global Steel Company
-    Acquisitions, Joint Ventures, and Strategic Alliances
-    Must Produce other synergies within U. S. Steel
-    Acceptable Risk Levels
       o    Political
       o    Market

[Slide 31] - Globalization Strategy - International & Domestic Examples
     1998 - Acero Prime Joint Venture - Mexico
     1998 - Automotive Center - USA
     Ongoing - Value-Based Strategies - Global
     1998 - VSZ U. S. Steel s.r.o. - Slovakia
     2000 - U. S. Steel Kosice s.r.o - Slovakia
     2001 - LTV Tin Operations & Transtar, Inc. - USA
     Future - Other Opportunities - Global

[Slide 32] - International Joint Venture - Acero Prime
United States Steel International, Inc. / Feralloy Corp. / Intacero de Mexico - San Luis Potosi, Mexico

[Slide 33] - International Joint Venture - Acero Prime
-    Acero Prime offers:
       o    High-Quality Slitting
       o    Logistical Planning
       o    Warehouse for Just-In-Time Delivery
-    Acero Prime primarily serves our appliance customers who operate in Mexico

[Slide 34] - INTERNATIONAL JOINT VENTURE
-    In the Mexican "Golden Triangle"
-    [map of Mexico]

[Slide 35] - INTERNATIONAL JOINT VENTURE
-    Acero Prime
-    U. S. Steel's Presence in Mexico's Appliance Business
       o    94% of U.S. Shipments
       o    47% of All Steel Consumed
    [picture of worker]

[Slide 36] - AUTOMOTIVE CENTER
      Providing Engineered Materials
     [Picture of Automotive Center]

     The Automotive Center allows us to work closely with automotive product engineers to better understand their needs and resolve their problems.

[Slide 37] - AUTOMOTIVE CENTER
     Providing Engineered Materials
     [picture of car]
  -    Customer Focus
       o    Sheet Metal Product Design
       o    Manufacturing Processes

[Slide 38] - VALUE-BASED BUSINESS STRATEGY
     Auto Activities
  -    Increased Our Presence in Mexico
       o    Stamping and Assembly Facilities Serve Domestic and North
            America Markets
     [picture of assembly line]

[Slide 39] - VALUE-BASED BUSINESS STRATEGY
     Growth in Mexico
-    U. S. Steel Is Largest Automotive Steel Supplier in Mexico
       o    47% of U.S. Shipments
       o    26% of All Steel Consumed
     [picture of cars in traffic]

[Slide 40] - VALUE-BASED BUSINESS STRATEGY
     USS Automotive
     High Strength Steel Mix
     [Bar chart: 28 new grades since 1995
         16 currently under development  ]

[Slide 41] - VALUE-BASED BUSINESS STRATEGY
     New Planning Software Deployed for Flat Rolled Plants ...
-    Synchronous Manufacturing
       o    Reduce Order Fulfillment Cycle Times
       o    Reduction of Inventories

[Slide 42] - VALUE-BASED BUSINESS STRATEGY
     New Order Processing Platform...
     [picture of steelworker]
-    Real Time Delivery Promises
-    Installed at All Sales Offices & Plants

[Slide 43] - VSZ U. S. STEEL s.r.o.
     50/50 Joint Venture as of January 1998
     [map of Slovak Republic]
     Produces and Markets Tin Mill Products

[Slide 44] - VSZ U. S. STEEL s.r.o.
     50/50 Joint Venture as of January 1998
     [picture of plant]
     340,000 MT High-Quality Tin Product

[Slide 45] - VSZ STEEL ACQUISITION
     November 2000
     A Perfect Fit With Globalization Strategy
     [picture of plant]
-    Over 50% the Size of Gary Works on Raw Steel Basis

[Slide 46] - SLOVAKIA
     [maps and picture of Slovakia]

[Slide 47] - SLOVAKIA FACTS
-    Population               5.4 Million People
-    Average Density          65 Inhab./Sq. Mile
-    GDP Annual Growth        5.9%
-    Highly Industrialized
     o    Mechanical Industry   11%
     o    Metallurgy          16%  (Shares on
     o    Energy              13%    GDP
     o    Food           15%    creation)
     o    Chemicals      11%
-    Average Wage        2500 USD/year
-    Unemployment        18-20%
-    Bratislava - Capital

[Slide 48] - KOSICE FACTS
-    Second Largest City in Slovakia
-    Population - 250,000 People
-    Unemployment - 23%
-    Long History
-    Rich Cultural Life
-    Excellent Educational System
-    "Peace Marathon"

[Slide 49] - ABOUT U. S. STEEL KOSICE
     [picture of plant]
-    Location       Kosice, Slovakia
-    Construction   1959
-    All Facilities 1969
-    Privatized          1995
-    Employment Level    16,100

[Slide 50] - ABOUT U. S. STEEL KOSICE
-    Largest Integrated Flat Rolled Producer in Central Europe
-    4.0 Million Net Tons/Year Raw Steel
-    Strategic Raw Materials From Poland, Czech Republic and Ukraine

[Slide 51] - MARKET CONDITIONS
-    Growth of European Economy is Slowing
-    Prices Off Since Mid-2000
-    Central Europe Steel Demand Rising
-    Manufacturers Move to Central Europe
-    Currency Fluctuations Can Impact Financial Performance

[Slide 52] - 2000 PRODUCT SHIPMENTS
               Percent
-    39% Central Europe
-    29% European Union
-    17% Slovakia
-    14% Outside of Europe

[Slide 53] - COMMERCIAL STRATEGIES
-    Serve Existing Customers in Central Europe
-    Deal Directly With End Customer
-    Provide Excellent Customer Service
-    Shift to Value Added Products

[Slide 54] - EXAMPLES OF U. S. STEEL CUSTOMERS
     Operating in Marketing Region
     Serving Existing         [map of
     Customers in          Europe]
     Central Europe

     375 Mile Radius

[Slide 55] - U. S. STEEL KOSICE EMPLOYEES
-    Well Educated Workforce
-    Lower Wage Rates
-    Language Barrier Less Than Expected
-    Trade Union Relations are Good
-    Government Agreement Prohibits Layoffs
-    Management Team - 18 Expats and 22 Slovaks With 840 Years of Experience

[Slide 56] - U. S. STEEL KOSICE s.r.o.
     [map of world]

     Unique Fit With Our Globalization Strategy

[Slide 57] - PURCHASE OF LTV TIN OPERATIONS
               March 1, 2001
-    LTV Indiana Harbor Facility is an Ideal Fit with USS
-    Located Within 10 Miles of USS Gary Works

[Slide 58] - PURCHASE OF LTV TIN OPERATIONS
               March 1, 2001
-    LTV's Indiana Harbor has Become USS's East Chicago Tin
       o    USS Tin Capacity Rose by Over 400,000 Tons
     [picture of coils]

[Slide 59] - TRANSTAR, INC.
     Reorganization & Exchange Agreement
     [pictures of train and barge]
- Effective March 23, 2001, Transtar, Inc. Became a Wholly-Owned Subsidiary of USX Corporation

[Slide 60] - TRANSTAR, INC.
     Transportation Subsidiaries
     [picture of train]
-    Five Railroads in Northeast, Southeast & Midwest U.S.
-    Barge and Navigation Companies
-    Tracks & Traffic Management Services

[Slide 61] - OTHER BUSINESS OPPORTUNITIES
-    We are Working on Some New Business Opportunities That Will:
       o Leverage Our In-House Strengths in e-Business and Information Technology
          -    We Have a Robust Electronic Commerce Capability
-    Better Serve the Marketplace

[Slide 62] - U. S. STEEL
     We Intend to..
-    Grow Our Revenues & Earnings
-    Maintain Our Position in Domestic Steel
-    Extend Our Presence in International Markets